SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549



                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       The Securities Exchange Act of 1934

                        For August 15 - November 13, 2000



                             NORTRAN PHARMACEUTICALS
                 ------------------------------------------------
                 (Translation of Registrant's name into English)


                               3650 Wesbrook Mall
                 ------------------------------------------------
                    (Address of principal executive offices)


                  Vancouver, British Columbia, V6S 2L2,  CANADA
                 ------------------------------------------------


                     CIK #  0001036141     FILE NO. 0-29338
                 ------------------------------------------------



[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or For 40-F]

          Form 20-F   [X]                      Form 40-F   [ ]


[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange act of 1934.]

          Yes         [X]                     No           [ ]

                                    FORM 6-K
                                TABLE OF CONTENTS

                     For August 15, 2000 - November 13, 2000



                          NORTRAN PHARMACEUTICALS INC.

                       File No. 0-29338, CIK #  0001036141


Exhibit 1     Form 61 - 3rd Quarter Financial Report

Exhibit 2     Press Release - Oct. 16, 2000 (AZ Licensing Deal Announcement)

Exhibit 3     Material Change Form - Oct. 16, 2000

Exhibit 4     Press Release - Nov. 6, 2000 (Update and 3rd Quarter Results)

Exhibit 5     Material Change Form - Nov. 6, 2000

British Columbia                                                QUARTERLY REPORT
Securities Commission                                                    Form 61
--------------------------------------------------------------------------------

================================================================================
Issuer Details                                                 Date of Report
Name of Issuer                   For Quarter Ended               Y     M     D
NORTRAN PHARMACEUTICALS INC.       AUGUST 31, 2000              2000   10    26
--------------------------------------------------------------------------------
Issuer's Address
3650 WESBROOK MALL
--------------------------------------------------------------------------------
City        Province     Postal Code     Issuer Fax No.     Issuer Telephone No
VANCOUVER     B.C.         V6S 2L2       (604) 222-6617     (604) 222-5577
--------------------------------------------------------------------------------
Contact Person                   Contact's Position        Contact Telephone No.
CHRISTINA YIP                    DIRECTOR OF FINANCE        (604) 222-5577
================================================================================

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

================================================================================
Director's Signature                Print Full Name                Date Signed
                                                                  Y     M    D
/s/ ROBERT RIEDER                    ROBERT RIEDER               2000   10   26
--------------------------------------------------------------------------------
Director's Signature                Print Full Name                Date Signed
                                                                  Y     M    D
/s/ MICHAEL WALKER                   MICHAEL WALKER              2000   10   26
================================================================================

British Columbia                                                QUARTERLY REPORT
Securities Commission                                                    Form 61
--------------------------------------------------------------------------------

NORTRAN PHARMACEUTICALS INC.
CONSOLIDATED BALANCE SHEETS
(expressed in Canadian Dollars)

                                                          As at
                                      ------------------------------------------
                                            August 31,           November 30,
                                              2000                  1999
ASSETS                                    (Unaudited)
--------------------------------------------------------------------------------
Current
   Cash and cash equivalents               $   2,670,831          $   4,209,003
   Short-term investments                      7,632,036              2,575,167
   Other receivable and prepaid expenses         368,798                258,516
--------------------------------------------------------------------------------
Total current assets                          10,671,665              7,042,686

Capital assets                                   426,576                461,576
Technology, license and patents                2,268,171              2,359,468
--------------------------------------------------------------------------------
Total assets                               $  13,366,412          $   9,863,730
================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
   Accounts payable and accrued
      liabilities                          $     631,614          $     675,542
   Current portion of obligations
      under capital lease                         47,220                 60,602
   Current portion of long-term debt              68,066                 68,829
--------------------------------------------------------------------------------
Total current liabilities                        746,900                804,973

Obligations under capital lease                    6,836                 41,145
Long-term debt                                      -                    50,161
--------------------------------------------------------------------------------
Total liabilities                                753,736                896,279
--------------------------------------------------------------------------------

Shareholders' Equity
Share Capital
   Authorized
    200,000,000 common shares without
      par value
   Issued
    35,902,942 at November 30, 1999
    41,120,848 at August 31, 2000             32,165,843             25,282,040
Contributed surplus                            1,056,266                   -
Deficit                                      (20,609,433)           (16,314,589)
--------------------------------------------------------------------------------
Shareholders' equity                          12,612,676              8,967,451
--------------------------------------------------------------------------------
Liabilities and shareholders' equity       $  13,366,412            $ 9,863,730
================================================================================

On behalf of the Board:

/s/ Robert Rieder                             /s/ Michael J.A. Walker
----------------------------------            ----------------------------------
Robert Rieder, Director                       Michael J. A. Walker, Director

British Columbia                                                QUARTERLY REPORT
Securities Commission                                                    Form 61
--------------------------------------------------------------------------------

NORTRAN PHARMACEUTICALS INC.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(unaudited - prepared by management)
(expressed in Canadian Dollars)


                          For the Three Months ended   For the Nine Months ended
                                  August 31,                  August 31,
                          --------------------------   -------------------------
                              2000          1999          2000          1999
--------------------------------------------------------------------------------

Revenue
   Interest income        $   203,762   $    47,652   $   348,140   $   154,197
   Grant and other
     revenue                   32,060        13,299       181,054       180,418
--------------------------------------------------------------------------------
                              235,822        60,951       529,194       334,615
--------------------------------------------------------------------------------

Expenses
   Research and
     development            1,501,382       843,715     3,277,579     2,198,475
   General and
     administration           331,367       264,512     1,085,729       744,483
   Amortization               165,704       160,113       460,730       490,665
--------------------------------------------------------------------------------
                            1,998,453     1,268,340     4,824,038     3,433,623
--------------------------------------------------------------------------------

Loss for the period         1,762,631     1,207,389     4,294,844     3,099,008

Deficit, beginning of
   period                  18,846,802    13,754,888    16,314,589    11,863,269
--------------------------------------------------------------------------------
Deficit, end of period    $20,609,433   $14,962,277   $20,609,433   $14,962,277
================================================================================

Basic Loss per common
   share                  $      0.05   $      0.04   $      0.12   $      0.11
================================================================================

Weighted average number
   of common shares        38,861,837    28,083,966    36,662,998    28,076,855
================================================================================

British Columbia                                                QUARTERLY REPORT
Securities Commission                                                    Form 61
--------------------------------------------------------------------------------

NORTRAN PHARMACEUTICALS INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited - prepared by management)
(expressed in Canadian Dollars)

                                           For the Nine Months ended August 31
                                        ----------------------------------------
                                                       2000          1999

Operating Activities
   Loss for the period                          $ (4,294,844)      $ (3,099,008)
   Add items not affecting cash
     Amortization                                    460,730            490,665
--------------------------------------------------------------------------------
                                                  (3,834,114)        (2,608,343)

   Changes in non-cash working capital
     components
     Other receivable and prepaid expenses          (110,282)             1,767
     Accounts payable and accrued liabilities        (43,928)            57,049
--------------------------------------------------------------------------------
   Cash used in operating activities              (3,988,324)        (2,549,527)
--------------------------------------------------------------------------------

Financing Activities
   Share capital issued, net                       7,940,069            850,100
   Special warrants issued                              -             5,099,950
   Deferred financing expenses                          -              (470,388)
   Payment on obligations under capital leases       (47,691)           (52,454)
   Repayment on long-term debt                       (50,924)           (45,746)
--------------------------------------------------------------------------------
   Cash provided by financing activities           7,841,454          5,381,462
--------------------------------------------------------------------------------

Investing Activities
   Purchase of capital assets                       (104,374)           (33,278)
   Patent costs capitalized                         (230,059)          (117,120)
   Short-term investments                         (5,056,869)          (363,350)
   Funds held in escrow                                 -            (5,099,950)
--------------------------------------------------------------------------------
   Cash provided by (used in) investing
     activities                                   (5,391,302)        (5,613,698)
--------------------------------------------------------------------------------

Decrease in cash during the period                (1,538,172)        (2,781,763)
Cash and cash equivalents, beginning
   of period                                       4,209,003          4,119,564
--------------------------------------------------------------------------------
Cash and cash equivalents, end of period        $  2,670,831       $  1,337,801
================================================================================

NORTRAN PHARMACEUTICALS INC.
SCHEDULE B: SUPPLEMENTAL INFORMATION
AUGUST 31, 2000
--------------------------------------------------------------------------------


1  For the nine months ended August 31, 2000:

a)   Deferred costs

     ---------------------------------------------------------------------------
       Patents                                                      $   230,059
     ===========================================================================


b)   Research and development expenditures

     ---------------------------------------------------------------------------
     Consulting and other                                           $   458,577
     Lab supplies and operating facility                                574,080
     Salaries and benefits                                              957,261
     Research agreements                                                597,416
     Development contracts                                              690,245
     ---------------------------------------------------------------------------
                                                                    $ 3,277,579
     ===========================================================================

c)   General and administration expenditures

     ---------------------------------------------------------------------------
     Consulting and professional fees                               $   209,724
     Office and miscellaneous                                           352,140
     Salaries and benefits                                              347,006
     Travel and other                                                   176,859
     ---------------------------------------------------------------------------
                                                                    $ 1,085,729
     ===========================================================================


d) Aggregate amount of expenditures made to parties not at arm's length from the issuer

     ---------------------------------------------------------------------------
     Research and development consulting fees paid to directors     $    94,791
     Administrative consulting fees paid to directors                     5,000
     Research contract fees paid to a company with directors
      in common                                                          10,741
     ---------------------------------------------------------------------------
                                                                    $   110,532
     ===========================================================================

NORTRAN PHARMACEUTICALS INC.
SCHEDULE B: SUPPLEMENTAL INFORMATION
AUGUST 31, 2000
--------------------------------------------------------------------------------

For the quarter ended August 31, 2000:

a)   Summary of securities issued during the quarter

     -----------------------------------------------------------------------------------------------------
     Date of         Type of        Number of       Price          Total         Type of        Commission
      Issue          Security         Shares                      Proceeds     Consideration        Paid
     -----------------------------------------------------------------------------------------------------
     Jun 10,2000    Common Share       357,142      $1.40         $500,000           Cash           Nil
     Jun 19,2000    Common Share     5,549,200      $1.40       $7,768,880           Cash         $550,683
     Jul 20,2000    Common Share         5,000      $0.63           $3,150           Cash           Nil
     Aug 18,2000    Common Share         5,000      $0.63           $3,150           Cash           Nil
     -----------------------------------------------------------------------------------------------------
                                     5,916,342                  $8,275,180
     =====================================================================================================

b)   Summary of options granted during the quarter

     None

3    As at August 31, 2000:

a)   Authorized capital and summary of shares issued and outstanding

     Authorized Capital

     200,000,000 common shares without par value
                                                       Number of      Amount
     Issued and Outstanding                              Shares         $
     ---------------------------------------------------------------------------
     Balance as at November 30,1999                    35,902,942    25,282,040
     Returned for cancellation of escrow shares        (1,500,000)   (1,056,266)
     Issued for cash upon exercise of options              15,000        13,250
     ---------------------------------------------------------------------------
     Balance as February 29, 2000                      34,417,942    24,239,024
     Issued for cash upon exercise of warrants            728,564       509,995
     Issued for cash upon exercise of options              58,000        62,090
     ---------------------------------------------------------------------------
     Balance as May 31, 2000                           35,204,506    24,811,109
     Issued for cash upon exercise of special
      warrants, net of issuance cost                    5,549,200     6,848,434
     Issued for cash upon exercise of units               357,142       500,000
     Issued for cash upon exercise of options              10,000         6,300
     ---------------------------------------------------------------------------
     Balance as August 31, 2000                        41,120,848    32,165,843
     ===========================================================================

NORTRAN PHARMACEUTICALS INC.
SCHEDULE B: SUPPLEMENTAL INFORMATION
AUGUST 31, 2000
--------------------------------------------------------------------------------

b)   Summary of options, warrants and convertible securities outstanding

     i)    Share Purchase Warrant Outstanding

           ---------------------------------------------------------------------
             Number of            Exercise Price            Expiry Date
              Shares                   $
           ---------------------------------------------------------------------
             2,774,600                 1.60                  Apr 14, 2002
               554,920                 1.40                  Oct 14, 2001
               178,571                 1.60                  Jun 05, 2002
           ---------------------------------------------------------------------
             3,508,091
           =====================================================================


     ii)   Stock Option Outstanding

           ---------------------------------------------------------------------
             Number of            Exercise Price            Expiry Date
              Shares                   $
           ---------------------------------------------------------------------

                35,000                 0.63                  Oct 31, 2000
               200,000                 0.70                  Apr 10, 2001
               200,000                 1.85                  Apr 26, 2001
               175,000                 1.00                  Jul 08, 2001
               310,000                 1.40                  Apr 02, 2002
                40,000                 1.42                  Apr 20, 2002
                90,000                 1.25                  May 29, 2002
                15,000                 0.97                  Jan 18, 2003
               600,000                 1.49                  Mar 17, 2003
               260,000                 1.58                  Jun 11, 2004
               265,000                 1.05                  Oct 15, 2004
                35,000                 1.26                  Jan 10, 2005
               100,000                 1.10                  Feb 08, 2004
                50,000                 1.05                  Feb 24, 2005
               100,000                 0.61                  Oct 31, 2002
                50,000                 0.61                  Oct 31, 2004
                60,000                 0.61                  Oct 31, 2005
               115,000                 1.05                  Feb 13, 2006
                55,000                 1.61                  Mar 29, 2005
               523,750                 1.27                  May 24, 2006
           ---------------------------------------------------------------------
             3,278,750
           =====================================================================

NORTRAN PHARMACEUTICALS INC.
SCHEDULE B: SUPPLEMENTAL INFORMATION
AUGUST 31, 2000
--------------------------------------------------------------------------------

c)   Number of shares in escrow or subject to a pooling agreement

     None.

d)   List of Directors:

     Dr. Michael J. A. Walker     Dr. Allen Bain
     Colin Mallet                 Dr. Clive Page
     Robert W. Rieder             Oh Kim Sun
     Darrell Elliott

NORTRAN PHARMACEUTICALS INC.
SCHEDULE C: SUPPLEMENTAL INFORMATION
AUGUST 31, 2000
--------------------------------------------------------------------------------

CLINICAL DEVELOPMENT

Cough Project (CP1)
-------------------

CP1, the Company's first generation cough drug is a non-narcotic drug for the treatment of intractable cough. The Phase I clinical trial of CP1 was successfully completed in October 1999. The trial, conducted in Edinburgh, Scotland by Inveresk Research International Limited, on 31 healthy male volunteers, showed that CP1, is safe beyond the normal dosage limits at which drug would be administered. In March 2000, the Company started a placebo-controlled Phase II clinical trial of CP1 in patients with chronic, idiopathic cough.

Idiopathic cough is a sustained cough with no diagnosable cause. Patients suffering from idiopathic cough have a heightened sensitivity to cough-irritants such as airborne particles, cold air or other changes in air qualities. As a result, these patients often cough without apparent reason. The Company's Phase II study is focused on determining if its anti-tussive compound, CP1, can reduce patient sensitivity to such cough-causing irritants.


PRECLINICAL DEVELOPMENT

Antiarrhythmic Project
-----------------------

During the quarter ended August 31, 2000, the Company continued to add to the pre-clinical data compiled for the atrial antiarrhythmic program. In this program, the Company has developed candidates suitable for clinical testing as treatments for atrial arrhythmias. The Company has shown in its preclinical studies that its drug candidates are both safe and effective in the suppression of such atrial arrhythmia, with less risk of the dangerous side effects associated with current drugs. This progress has led to a collaborative research agreements with Aventis Pharma ("Aventis", formerly Hoechst Marion Roussel Deutschland GmbH) and a licensing agreement with AstraZeneca ("Astra", formerly Astra Hassle AB of Goteberg).


Other Projects
--------------

The Company continued to make progress in two additional areas of research, the pro-erectile and the RSD921 local anaesthetic project.


COLLABORATIONS

In August 1999, the Company announced the signing of a collaborative agreement with Aventis to conduct collaborative research in the area of cardiac arrhythmias. Under the terms of the agreement, both parties tested antiarrhythmic compounds developed by each of the companies. The companies evaluated the pharmacological profiles of their compounds through the use of both companies' proprietary electrophysiological models and other pre-clinical tests. The agreement expired in April 2000. Both parties are continuing to collaborate on research.

NORTRAN PHARMACEUTICALS INC.
SCHEDULE C: SUPPLEMENTAL INFORMATION
AUGUST 31, 2000
--------------------------------------------------------------------------------

Subsequent to the quarter ended August 31, 2000, the Company announced execution of a licensing agreement with Astra. Under the terms of the agreement, the Company will grant an exclusive worldwide license to develop and market a novel antiarrhythmic drug candidate in exchange for upfront, milestone, and royalty payments. Astra will pay for all development and marketing costs. This agreement covers a single Nortran antiarrhythmic drug candidate allowing Nortran the ability to continue development and commercialization of other antiarrhythmic drugs.

FINANCIAL HIGHLIGHTS

RESULTS OF OPERATIONS

For the nine months ended August 31, 2000, the Company incurred a net loss of $4.29 million (or $0.12 per share) as compared to $3.10 million (or $0.11 per share) for the nine months ended August 31, 1999. The increase in loss was primarily due to the higher operating expenditure in both the research and development and general administration.

Total revenue for the nine months ended August 31, 2000 was $529,000 as compared to $335,000 for the same period in the preceding fiscal year. The increase in revenue was due to the additional interest generated from the Company's increased cash resources after the successful completion of a financing in June 2000 and November 1999.

Research and development expenses totaled $3.28 million for the nine months ended August 31, 2000 as compared to $2.20 million for the same period during the preceding fiscal year. The increase in research and development expenses was primarily due to the higher research and development cost associated with the preclinical trials of the Company antiarrhythmic project and the lower research expenditure recovery received in the nine months ended August 31, 2000.

General and administration expenses increased to $1.09 million for the nine months ended August 31, 2000 as compared to $0.74 million for the same period in the preceding fiscal year. The increase in general administration expenses is primarily due to the higher consulting and professional fees, office and miscellaneous, and travel and accommodation expenses incurred.

LIQUIDITY AND CAPITAL RESOURCES

The Company's activities during the nine months ended August 31, 2000 were financed primarily by its working capital carried forward from the previous fiscal year and net proceeds collected from the private placements in June 2000 and November 1999. Working capital as at August 31, 2000 was $9.93 million as compared to $7.68 million as at August 31, 1999. Cash and cash equivalents and short-term investments totaled $10.3 million as at August 31, 2000 as compared to $2.87 million as at August 31, 1999.

SPECIAL WARRANT FINANCING

During the quarter ended August 31, 2000, the Company completed a private placement of 5,549,200 special warrants at a price of $1.40 each for total gross proceeds of $7,768,880. Each special warrant was converted into one common share and 0.5 warrant. Each full warrant entitled the holder to acquire one common share at $1.60 expiring April 14, 2002. In connection with the private placement, the Company paid a cash commission of $550,683 and legal and

NORTRAN PHARMACEUTICALS INC.
SCHEDULE C: SUPPLEMENTAL INFORMATION
AUGUST 31, 2000
--------------------------------------------------------------------------------

professional fees of $369,763 and granted 554,920 compensation options to the lead agent of this financing which were converted into 554,920 share purchase warrants. Each share purchase warrant entitled the holder to purchase one common share at $1.40 until October 14, 2001. All of these purchase warrants were outstanding as at August 31, 2000.

NON-BROKERED PRIVATE PLACEMENT FINANCING

During the quarter ended August 31, 2000, the Company also completed a non-brokered private placement of 357,142 units at $1.40 per unit for gross proceeds of $500,000. Each unit was converted to one common share and 0.5 warrant. Each full warrant entitled the holder to acquire one common share at $1.60 expiring June 4, 2002. All of these warrants were outstanding as at August 31,2000.


CORPORATE STRATEGY

Nortran Pharmaceuticals Inc. is a commercially focused pharmaceutical company built around a proven approach to drug discovery, a low-risk business strategy, and a focus on major unmet medical needs via expertise in the area of ion channels. The company's lead programs are in the area of cardiac arrhythmia drugs and acute unproductive cough.


PARTNERING STRATEGY

Nortran's strength lies in the ability of its personnel to research and develop potential drug candidates to the stage where such compounds demonstrate sufficient potential to warrant the undertaking of clinical trials. As part of its business strategy, the Company is seeking collaborative partners with experience in the development and marketing of drugs in the relevant therapeutic areas. The intention is to select partners with both the human and financial resources to spearhead the clinical development of the Company's products as required by the Food and Drug Administration (FDA), the Health Protection Branch
(HPB) and other international drug regulatory agencies. These partners would also be expected to market the products.

The rationale behind this strategy can be outlined as below:

- avoid the large expenses incurred in the later stages of clinical development
-   obtain early returns in the form of upfront and milestone payments
- utilize expertise and resources of major multinational pharmaceutical company
- obtain long term revenue streams through royalty payments on product sales.

The Company has no plans for developing in-house marketing or manufacturing capabilities.


INVESTOR RELATIONS

During the third quarter ended August 31, 2000 the Company did not engage any outside parties for investor relations. Any investor relations functions were accomplished through Company employees whose duties include; news releases, investor communications and general day-to-day operations of this department.

NORTRAN PHARMACEUTICALS INC.
SCHEDULE B: SUPPLEMENTAL INFORMATION
AUGUST 31, 2000
--------------------------------------------------------------------------------

YEAR 2000

The Company initiated a program in 1998 to assess the risks of Year 2000 noncompliance, remediate all non-compliant systems, assess the readiness of key third parties and develop contingency plans. The critical aspects of the Year 2000 readiness program were completed in the third quarter of 1999. The Company has not experienced any significant business interruptions related to the transition to the Year 2000, however, the Company continues to actively monitor its systems and third party suppliers. Contingency plans are in place to prevent the failure of critical systems from having a material effect on the Company and address the risk of third party non-compliance. Total costs to address the Year 2000 issue were not material to the Company's financial position, results of operations or cashflows.


STOCK LISTING

The Company's common shares trade on the Canadian Venture Exchange (CDNX) and Toronto Stock Exchange (TSE) under the symbol NRT and over the counter in the United States under the trading symbol NTRDF. During the quarter ended August 31, 2000, the Company successfully obtained listing on the TSE. The common shares of the Company commenced trading on the TSE on July 25,2000.



CORPORATE COMMUNICATIONS

3650 Wesbrook Mall
Vancouver, British Columbia
V6S 2L2
Toll Free:   (800) 330-9928
Tel:         (604) 222-5577
Fax:         (604) 222-6617
E-mail:      admin@nortran.com
             -----------------

This Quarterly Report, including the discussion "Highlights" contains forward-looking statements. All such forward-looking statements are, by necessity, only estimates of future results and actual results achieved by the company may differ materially from these statements due to a number of factors, including (i) the company's ability to successfully complete pre-clinical and clinical development of its products, (ii) the company's ability to complete corporate alliances relating to the development and commercialization of its technologies and products, (iii) decisions and the timing of decisions made by health regulatory agencies regarding approval of the company's products, (iv) the company's ability to obtain timely patent and other intellectual property protection for its technologies and products, (v) the accuracy of the company's information regarding competitors and potential competitors. These forward-looking statements represents the company's judgment as of the date of this Quarterly Report and the company assumes no obligation to update these forward-looking statements to reflect actual results or changes in factors affecting such statements.

Nortran                          3650 Wesbrook Mall     Tel: 604-222-5577
  Pharmaceuticals Inc.           Vancouver, BC          Fax: 604-222-6617
                                 V6S 2L2  CANADA        Website: www.nortran.com

--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE                        TSE: NRT, CDNX: NRT, NASD BB: NTRDF

           Nortran Signs Licensing Agreement with AstraZeneca
           --------------------------------------------------

Vancouver, Canada, October 16, 2000 - Nortran Pharmaceuticals Inc. ("Nortran") today announced execution of a licensing agreement with AstraZeneca PLC ("AstraZeneca"), a UK-based multinational pharmaceutical company. Under the terms of the agreement, Nortran will grant AstraZeneca an exclusive worldwide license to develop and market a novel antiarrhythmic drug candidate in exchange for upfront, milestone, and royalty payments. AstraZeneca will pay for all development and marketing costs. The agreement covers a single Nortran antiarrhythmic drug candidate, allowing Nortran the ability to continue development and commercialization of other antiarrhythmic drugs.

Under the terms of the agreement, AstraZeneca will pay Nortran an upfront payment upon execution of the agreement. In addition, AstraZeneca will pay further milestone payments linked to the achievement of specific development and commercialization targets. The agreement also includes a provision for the payment of royalties at a rate that will increase according to the level of product sales achieved. AstraZeneca will assume responsibility for the worldwide development and commercialization of this promising antiarrhythmic agent.

The drug candidate licensed is a small molecule that has shown excellent activity against arrhythmia in preclinical studies. It has potential to treat atrial arrhythmia in humans.

"This partnership is by far the most significant since Nortran's inception in 1992, and represents a significant milestone for our company," stated Bob Rieder, President and CEO of Nortran. "We believe that the licensed drug has exciting potential for the treatment of atrial arrhythmia. AstraZeneca has a proven track record of successful developments in the cardiovascular area and Nortran looks forward to working with AstraZeneca to ensure success of this project."

AstraZeneca is a major international healthcare business engaged in the research, development, manufacture and marketing of ethical (prescription) pharmaceuticals and the supply of healthcare services. It is one of the top five pharmaceutical companies in the world with healthcare sales of over $15 billion and leading positions in sales of gastrointestinal, oncology, anesthesia, including pain management, cardiovascular, central nervous system
(CNS) and respiratory products.

Dr. Hamish Cameron, Vice President and Head of Cardiovascular Therapy Area of AstraZeneca said, "We are pleased to sign this agreement with Nortran. The drug that we have in-licensed has an important role in our antiarrhythmic program and has exciting potential for the treatment of atrial fibrillation / flutter. This will in turn further strengthen our cardiovascular portfolio."

Nortran Pharmaceuticals is a drug discovery company focused on cardiovascular and respiratory applications of ion channel modulating drugs.

In its program to treat life-threatening cardiac arrhythmia, Nortran has developed several drug candidates suitable for clinical testing as treatments for atrial arrhythmia. Nortran has shown in preclinical studies that its drug candidates are both safe and effective in the suppression of such atrial arrhythmia, with little risk of the dangerous side effects associated with current drugs.

An arrhythmia occurs when the natural beating of the heart is disrupted.
Cardiac arrhythmias account for approximately one quarter of all mortality associated with heart disease. Drugs currently available in the market are associated with many side effects and have been shown to increase mortality in the patients taking these drugs. The anti-arrhythmic market has an annual potential of US $2.9 billion. Current sales of antiarrhythmics total US $1.0 billion, of which US $0.5 billion are attributable to ventricular antiarrhythmics and US $0.5 billion to atrial antiarrhythmics. It is estimated that there is an unmet market demand of US $2.0 billion for a safe and effective antiarrhythmic drug.


ON BEHALF OF THE BOARD

/s/ Bob Rieder

Robert Rieder
Chief Executive Officer


The statements made in this press release may contain certain forward-looking comments. Actual events or results may differ from the Company's expectations. Exemption from registration pursuant to Rule 12g3-2(b), Reg. No. 82-2317. The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

                                                                         ONTARIO
                                                                BRITISH COLUMBIA
                                                                         ALBERTA
                                                                          QUEBEC

                                     FORM 27

                                 SECURITIES ACT

                          MATERIAL CHANGE REPORT UNDER
                 SECTION 75(2) OF THE SECURITIES ACT (ONTARIO),
             SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA),
               SECTION 118(1) OF THE SECURITIES ACT (ALBERTA) AND
                    SECTION 73 OF THE SECURITIES ACT (QUEBEC)


Item 1.     REPORTING ISSUER

            Nortran Pharmaceuticals Inc.
            3650 Wesbrook Mall
            Vancouver, British Columbia V6S 2L2

Item 2.     DATE OF MATERIAL CHANGE

            October 16, 2000

Item 3.     PRESS RELEASE

            October 16, 2000 - Vancouver, British Columbia

Item 4.     SUMMARY OF MATERIAL CHANGE

            The Issuer has entered into a licensing agreement with AstraZeneca PLC, a U.K.-based multi-national pharmaceutical company. Under the terms of the agreement, the Issuer will grant AstraZeneca an exclusive worldwide licence to develop and market a novel antiarrhythmic drug candidate in exchange for up-front, milestone and royalty payments.

Item 5.     FULL DESCRIPTION OF MATERIAL CHANGE

            See press release dated October 16, 2000 for a full description.

Item 6. RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND EQUIVALENT SECTIONS OF OTHER JURISDICTIONS

            Not Applicable.

Item 7.     OMITTED INFORMATION

            Not Applicable.

Item 8.     SENIOR OFFICER

            Name:          Robert W. Rieder
            Title:         President and Chief Executive Officer
            Phone No.:     (604) 222-5577

Item 9.     STATEMENT OF SENIOR OFFICER

            The foregoing accurately discloses the material change referred to herein.

       Dated at Vancouver, British Columbia, this 26th day of October, 2000.

                                           NORTRAN PHARMACEUTICALS INC.
                                           Per:

                                           /s/ Robert W. Rieder
                                           -------------------------------------
                                           Robert W. Rieder
                                           President and Chief Executive Officer

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Nortran                          3650 Wesbrook Mall     Tel: 604-222-5577
  Pharmaceuticals Inc.           Vancouver, BC          Fax: 604-222-6617
                                 V6S 2L2  CANADA        Website: www.nortran.com

--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE
TSE: NRT, CDNX: NRT, NASD BB: NTRDF

                     NORTRAN UPDATE AND THIRD QUARTER RESULTS
                     ----------------------------------------

Vancouver, Canada, November 6, 2000 - Bob Rieder, President and CEO of Nortran Pharmaceuticals Inc. ("Nortran" or the "Company"), reports that the Company recently achieved one of its most significant corporate milestones by signing the licensing agreement with AstraZeneca PLC ("AstraZeneca" or "AZ"). Nortran is now focusing its antiarrhythmic drug development activities on preparing for clinical testing of an antiarrhythmic drug candidate not covered by the AZ license and on new partnering relationships.

Nortran's licensing agreement with AstraZeneca, a UK-based multinational pharmaceutical company, was closed on October 16, 2000. The agreement covers a single Nortran antiarrhythmic drug candidate, allowing Nortran the ability to continue development and commercialization of other antiarrhythmic drugs. The licensed drug candidate is a small molecule that has shown excellent activity against arrhythmia in preclinical studies. It has potential to treat atrial arrhythmia in humans.

The licensing agreement carries an upfront payment as well as milestone and royalty payments. Two milestone payments are to be paid up to the commencement of clinical testing. An additional milestone payment is to be paid during clinical testing, and a final one is tied to the New Drug Application ("NDA") required to obtain approval to market the drug. AZ will pay a high single digit royalty on end-user sales; the royalty increases with increasing sales. Additional milestones are payable for NDAs for other indications. AstraZeneca will pay for all development and marketing costs associated with commercialization of the licensed drug candidate.

In preparation for clinical testing of Nortran's lead antiarrhythmic clinical candidate outside of the AZ agreement, formal pre-clinical toxicology testing has now been completed. No adverse indications were observed in the expected therapeutic dose range. Preclinical testing of the drug at the Montreal Heart Institute indicates that it is highly effective in converting atrial arrhythmias to normal heart rhythm. Discussions with regulatory authorities in Canada and the U.S. prior to the Company's Investigational New Drug ("IND") submission are underway, and Nortran expects to begin phase 1 clinical testing in Q1, 2001. Nortran is pursuing partnering opportunities with other pharmaceutical companies to advance the commercialization of other molecules in its antiarrhythmic drug development program.

Nortran continues its placebo-controlled Phase II clinical trial of its lead product, CP1, in patients with chronic, idiopathic cough. Idiopathic cough is a sustained cough with no diagnosable cause. Such patients have a heightened sensitivity to cough-irritants such as airborne particles, cold air or other changes in air qualities. As a result, these patients often cough without apparent reason. Nortran's Phase II study is focused on determining if Nortran's anti-tussive compound, CP1, can reduce patient sensitivity to such cough-causing irritants.

  WARNING: THE COMPANY RELIES ON LITIGATION PROTECTION FOR "FORWARD-LOOKING"
                                 STATEMENTS.
      THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT
       RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

Nortran reports a net loss of $4,294,844 or 0.12 cents per common share for the nine months ended August 31, 2000, compared with a net loss of $3,099,008 or
0.11 cents per common share for the nine months ended August 31, 1999.

The increase in loss was primarily due to higher operating expenditures in both the research and development and general administration. Research and development expenses were $3,277,579, an increase of 49% from the same period in the preceding fiscal year. This increase was primarily due to the higher research and development costs associated with the preclinical trials of the Company's antiarrhythmic project and lower research expenditure recovery received in the period ended August 31, 2000. General and administrative costs increased by 46% from $744,483 for the same period in the preceding year to $1,085,729. The increase in general administration expenses was primarily due to higher consulting and professional fees, office and miscellaneous, and travel and accommodation expenses incurred. Included in the increase in general administration costs were professional fees and other expenditures associated with the Company's application to list its common shares on the Toronto Stock Exchange.

At August 31, 2000, the Company's cash, cash equivalents, and short-term investments were $10,302,867, an increase of $3,518,697 from November 30, 1999. This increase was primarily attributable to the gross proceeds collected from the Company's special warrants financing that closed in April 2000.


  WARNING: THE COMPANY RELIES ON LITIGATION PROTECTION FOR "FORWARD-LOOKING"
                                 STATEMENTS.
      THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT
       RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

Selected Financial Highlights (Canadian dollars) 1
--------------------------------------------------------------------------------
                                             As at
Balance Sheets                               August 31, 2000   November 30, 1999
                                             (Unaudited)
--------------------------------------------------------------------------------
Cash and cash equivalents                     $  2,670,831        $  4,209,003
Short-term investments                           7,632,036           2,575,167
Other current assets                               368,798             258,516
Total current assets                            10,671,665           7,042,686
--------------------------------------------------------------------------------
Capital assets                                     426,576             461,576
Technology, license and patents                  2,268,171           2,359,468
--------------------------------------------------------------------------------
Total assets                                  $ 13,366,412        $  9,863,730
--------------------------------------------------------------------------------

Current liabilities                           $    746,900        $    804,973
Long-term capital lease obligations and debt         6,836              91,306
Shareholders' equity                            12,612,676           8,967,451
--------------------------------------------------------------------------------
Total liabilities and shareholders' equity    $ 13,366,412        $  9,863,730
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                  For the Nine Months ended
Statements of Loss and Deficit                 August 31, 2000   August 31, 1999
--------------------------------------------------------------------------------
Revenue
Interest income                               $    348,140        $     154,197
Grant and other revenue                            181,054              180,418
--------------------------------------------------------------------------------
                                                   529,194              334,615
--------------------------------------------------------------------------------

Expenses
Research and Development                         3,277,579            2,198,475
General & Administrative                         1,085,729              744,483
Amortisation                                       460,730              490,665
--------------------------------------------------------------------------------
                                                 4,824,038            3,433,623
--------------------------------------------------------------------------------

Net Loss for the period                       $ (4,294,844)       $  (3,099,008)

Deficit Beginning of period                    (16,314,589)         (11,863,269)
--------------------------------------------------------------------------------
Deficit End of period                         $(20,609,433)       $ (14,962,277)
--------------------------------------------------------------------------------
Net Loss per Common Share 2                   $      (0.12)       $       (0.11)
--------------------------------------------------------------------------------

1   Condensed from the Company's unaudited financial statements.
2 Loss per share is based on the weighted average number of common shares outstanding during the period.

  WARNING: THE COMPANY RELIES ON LITIGATION PROTECTION FOR "FORWARD-LOOKING"
                                 STATEMENTS.
      THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT
       RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

Nortran Pharmaceuticals is a drug discovery company focused on cardiovascular and respiratory applications of ion channel modulating drugs.

In its program to treat life-threatening cardiac arrhythmia, Nortran has developed several drug candidates suitable for clinical testing as treatments for atrial arrhythmia. Nortran has shown in preclinical studies that its drug candidates are both safe and effective in the suppression of atrial arrhythmia, with little risk of the dangerous side effects associated with current drugs.

ON BEHALF OF THE BOARD

/s/ Bob Rieder


Robert Rieder
President & Chief Executive Officer






Except for the historical information presented, certain matters discussed in this news release are forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Such risks and uncertainties include among others, those described in the Company's annual report in Form 20-F, including the following: uncertainty related to early stage of development, technology and product development; dependence on future corporate collaborations; dependence on proprietary technology and uncertainty of patent protection; management of growth; future capital needs and uncertainty of additional funding; intense competition; manufacturing and market uncertainties; government regulation; product liability exposure and insurability.

                                                                         ONTARIO
                                                                BRITISH COLUMBIA
                                                                         ALBERTA
                                                                          QUEBEC

                                     FORM 27

                                 SECURITIES ACT

                          MATERIAL CHANGE REPORT UNDER
                 SECTION 75(2) OF THE SECURITIES ACT (ONTARIO),
             SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA),
               SECTION 118(1) OF THE SECURITIES ACT (ALBERTA) AND
                    SECTION 73 OF THE SECURITIES ACT (QUEBEC)


Item 1.   REPORTING ISSUER

          Nortran Pharmaceuticals Inc.
          3650 Wesbrook Mall
          Vancouver, British Columbia V6S 2L2

Item 2.   DATE OF MATERIAL CHANGE

          November 7, 2000

Item 3.   PRESS RELEASE

          November 7, 2000 - Vancouver, British Columbia

Item 4.   SUMMARY OF MATERIAL CHANGE

          The Issuer reports on its third quarter financial results.

Item 5.   FULL DESCRIPTION OF MATERIAL CHANGE

          See press release dated November 7, 2000 for a full description.

Item 6. RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND EQUIVALENT SECTIONS OF OTHER JURISDICTIONS

          Not Applicable.

Item 7.   OMITTED INFORMATION

          Not Applicable.

Item 8.   SENIOR OFFICER

          Name:        Christina Yip
          Title:       Secretary
          Phone No.:   (604) 222-5577

Item 9.   STATEMENT OF SENIOR OFFICER

          The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 8th day of November, 2000.
                                           NORTRAN PHARMACEUTICALS INC.
                                           Per:

                                           /s/ Christina Yip
                                           -------------------------------------
                                           Christina Yip
                                           Secretary

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.



                                                    NORTRAN PHARMACEUTICALS INC.
                                                    ----------------------------
                                                             (REGISTRANT)


Date:  November 13, 2000

                                                    /s/ Christina Yip
                                                    ----------------------------
                                                                   Christina Yip
                                                                       Secretary